UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

21 August 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
      Blue Square-Israel Ltd.
      Zvi Bochman
      Toll-free telephone from US and Canada: 888-572-4698
      Telephone from rest of world: 972-3-928-2220
      Fax: 972-3-928-2299
      Email: finance@coop.co.il

BLUE SQUARE — ISRAEL LTD. ANNOUNCES RESULTS FOR THE
SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2003

- - Rise in Operating Profits Despite Lower Revenues Demonstrates Success of Efficiency Program - -

- - Management and New Majority Shareholders Working
On 3-5 Year Strategic Plan Focused on Growth - -

ROSH HA’AYIN, Israel – August 21, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the second quarter and six months ended June 30, 2003.

Results for the Second Quarter

Revenues: The Company’s revenues for the second quarter of 2003 were NIS 1,361.7 million(a) (US $315.8 million)(b), a decrease of 1.3% compared to NIS 1,380.2 million in the second quarter of 2002. The lower revenues reflect a number of factors, including:

  Recession in Israel: according to Israel’s Central Bureau of Statistics, unemployment has risen to 10.8%, and real wages are decreasing at a rate of approximately 4% a year. With higher real rates of interest, high utility expenses, and unchanging municipal tax rates, disposable income continues to decrease significantly.
  Store closings: the Company continues to close unprofitable stores. Although this improves the Company’s operating and net margins, it reduces its revenues.
  Competition: competition throughout the organized food sector continues to intensify.

The effect of these factors was mitigated somewhat by the timing of the Passover buying season, which occurred during the second quarter in 2003, but the first quarter in 2002.

Gross Profit: The Company’s gross profit for the second quarter of 2003 was NIS 352.4 million (US $81.7 million) compared with NIS 362.4 million in the second quarter of 2002. Gross margin for the quarter decreased to 25.9% for the period from 26.3% in the second quarter of 2002, reflecting the increasing proportion of hard-discount sales. The reduction in gross profit was mitigated by the effect of the CPI on the Company’s opening inventory. The CPI declined by 1.3% in the second quarter of 2003, but increased by 3.8% in the second quarter of 2002. In general, a rise in the CPI erodes gross profit, while a decline in the CPI improves gross profit.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the second quarter of 2003 declined by 3.6% to NIS 301.1 million (US $69.9 million) from NIS 312.5 million in the second quarter of 2002. The fact that these expenses declined during a period of increasing credit card clearing fees, electricity charges, and other fixed costs demonstrates the success of the Company’s efforts to control expenses.

Operating Income: The Company’s operating income for the second quarter of 2003 increased by 2.6% to NIS 51.2 million (US $11.9 million) compared to NIS 49.9 million in the second quarter of 2002. Operating margin for the quarter increased to 3.8% from 3.6% in the second quarter of 2002. The increase in profitability despite lower revenues and lower gross margin reflects the Company’s successful cost-cutting efforts.

Financing Expenses: The Company recorded financing expenses of NIS 19.1 million (US $4.4 million) in the second quarter of 2003, compared to financing income of NIS 19.6 million in the comparable period of 2002. This reflects two factors:

  The difference between the CPI for the second quarter of 2003 and the comparable period of 2002 (see above). In general, an increase in the CPI increases financing income while a decline in the CPI increases financing expenses.

  Differences in the index used for adjusting the Company’s financial statements (the “For” Index) and the index used to adjust the Company’s outstanding bank loans (the “Known” Index) for the two periods. These factors increased financing expenses in the second quarter of 2003, and increased financing income in the second quarter of 2002.

Other Expenses: Other expenses for the second quarter of 2003 were NIS 69.9 million (US $16.2 million), and include a one-time expense of NIS 65 million before taxes (US $15.1 million). This one-time expense relates to agreements reached between the Company and its employees after the change in the control of the Company regarding wages, related expenses, and benefits. Other expenses for the second quarter of 2002 were NIS 2.7 million.

Net Loss: The Company’s recorded net loss for the second quarter of 2003 was NIS 28.4 million (US $6.6 million), or NIS 0.74 per ADS (US $0.17), compared to net income of NIS 38.5 million, or NIS 1.00 per ADS, for the comparable period of 2002. Excluding the one-time expense explained above, which amounted to NIS 39.3 million after taxes and minority interest (US $9.1 million), the Company’s net income for the second quarter of 2003 was NIS 10.9 million (US $2.5 million), or NIS 0.28 per ADS (US $0.06).

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 7.2%, reflecting all the factors mentioned above, including the recession, competition, and the effect of hard discount stores opened by the Company and its competitors, mitigated significantly by the timing of the Passover holiday buying season. During the second quarter of 2003, the Company closed 6 stores and opened 1, resulting in a total reduction of the chain’s selling space by 2,200 square meters. The fact that revenues per employee increased by 6.4% during a period of sales decline illustrates the success of the Company’s ongoing efficiency program. EBITDA for the quarter was NIS 85 million (US $19.7 million), resulting in an EBITDA margin of 6.2%. This compared to EBITDA of NIS 87 million in the second quarter of 2002, with an EBITDA margin of 6.3%.

Results for the First Half

Revenues: The Company’s revenues for the first six months of 2003 were NIS 2,571.1 million(a) (US $596.3 million)(b), a decrease of 8.4% compared to NIS 2,807.8 million in the first half of 2002. The Company’s revenues for the period reflected the recession, store closings, and competition, as described above.

Gross Profit: The Company’s gross profit for the first half of 2003 was NIS 683.7 million (US $158.6 million) compared with NIS 752.8 million for the comparable period of 2002. Gross margin for the period decreased slightly to 26.6% from 26.8% in the first half of 2002, reflecting the rising proportion of discount sales and competition, mitigated by the decline in the CPI and its effect on opening inventory.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first six months of 2003 declined by 5.0% to NIS 600.8 million (US $139.3 million) from NIS 632.2 million in the first six months of 2002.

Operating Income: The Company’s operating income for the first half of 2003 was NIS 82.9 million (US $19.2 million) compared to NIS 120.6 million in the parallel period of 2002. Operating margins for the period were 3.2% compared to 4.3% for the first half of 2002. The decline was due to the decrease in sales, partially moderated by a reduction in Sales, General, and Administrative expenses.

Financing Expenses: The Company recorded financing expenses of NIS 19.0 million (US $4.4 million) in the first six months of 2003, compared to financing income of NIS 30.8 million in the first six months of 2002. This reflects

  The difference in the change in the CPI for the two periods. In the first half of 2003, the CPI declined by 0.5%, while in the first half of 2002, it increased by 6.3%.
  Differences between the index used for adjusting the Company’s financial statements (the “Index For”) and the index used for adjusting the Company’s outstanding bank loans (the “Known Index”) for the two periods.

These factors increased financing expenses in the second quarter of 2003, and increased financing income in the second quarter of 2002.

Other Expenses: Other expenses for the first half of 2003 were NIS 71.2 million (US $16.5 million), including a one-time expense of NIS 65 million before taxes (US $15.1 million). This one-time expense relates to agreements reached between the Company and its employees after the change in the control of the Company regarding wages, related expenses, and benefits. Other expenses for the first half of 2002 were NIS 5.2 million.

Net Income: For the first half of 2003, the Company recorded a net loss of NIS 12.5 million (US $2.9 million), or NIS 0.33 per ADS (US $0.08), compared to net income of NIS 81.0 million, or NIS 2.11 per ADS, for the comparable period of 2002. Excluding the one-time expense explained above, which amounted to NIS 39.3 million after taxes and minority interest (US $9.1 million), the Company’s net income was NIS 26.8 million (US $6.2 million), or NIS 0.70 per ADS (US $0.16), for the first half of 2003.

Other Operating Data: The Company’s Same Store Sales for the first half declined by 13.9%. During the first six months of 2003, the Company closed 12 stores and opened 1, resulting in a reduction of the chain’s selling space by 10,800 square meters. EBITDA for the period was NIS 153 million (US $35.5 million), resulting in an EBITDA margin of 6.0%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square’s President and Chief Executive Officer, said, “Although we are pleased to have recorded an increase in operating profit for the quarter, we continue to be affected by the negative trends that have characterized the market for two years. Nevertheless, the second quarter was an exciting period of change for Blue Square. In June, the Bronfman-Alon Group acquired a majority of our shares, making us part of Israel’s largest retail group – a successful conglomerate with NIS 10 billion in annual revenues. With our new majority shareholders, we have begun building a new work plan for the next three-to-five years that will take full advantage of our own strengths and the strengths of our new shareholders. Although we will continue to close underperforming branches when justified, our focus will be on growth, innovation, and expansion – both of revenues and market share. On the cost side, we will intensify the programs that have enabled us to mitigate the effect of difficult market conditions, with an emphasis on our Private Label sales, logistics capabilities, and efficiency.

“We are pleased with the successful market reception of our strategic bond offering. The bond issue was oversubscribed, with the value of demand reaching NIS 700 million.”

On June 25th, the Company announced that it had been notified of the completion of the sale of Co-Op Blue Square Services Society Ltd.‘s holdings in Blue Square (representing 78.1% of Blue Square’s outstanding share capital) to Bronfman — Alon Ltd. in consideration for the payment of NIS 1,337 million (the equivalent of US $288.3 million on the date of submission of the bid) plus interest from the date of the bid to the date of purchase.

Following the completion of the transaction, the following directors resigned from Blue Square’s Board of Directors: Mr. Arie Bar, Mr. Haim Zaban, Mr. Gideon Shefer, Ms. Yona Markovitz, Mr. Doron Cohen, Mr. Avi Cohen, Ms. Tamar Ben-David and Mr. Yossi Kucik. The Company thanks each of these individuals for their significant contributions to Blue Square-Israel Ltd.

The following individuals were then appointed to the Board of Directors: Mr. David Weissman, Mr. Matthew Bronfman, Mr. Yitzhak Beder, Mr. Yaakov Shalom Fisher, Mr. Pinchas Cohen, Mr. Avraham Meron, Mr. Davidi Marom, Mr. Shlomo Even, Mr. Ron Hadassi, Ms. Meirav Gold, and Mr. Elisha Eitani. The Company wishes its new directors success in their new role.

Subsequent to the end of the quarter (on August 5, 2003), the Company completed a successful private bond offering.

  Previous to the issuance, Maalot, the Israeli Securities Rating Company Ltd., evaluated the Company, and gave it an “AA” rating.
  The Company then issued unsecured 5.9% debentures with maturity dates of 7 to 11 years in an aggregate principal amount of NIS 400 million to institutional investors.
  NIS 200 million in principal amount of the debentures will be convertible into ordinary shares of Blue Square at a conversion rate of NIS 49.5 per value of debenture of each ordinary share. According to the terms of the issuance, shares derived from such a conversion are not eligible for trading on the New York Stock Exchange.
  NIS 200 million in principal amount of the debentures will be non-convertible. Holders of these debentures have the right of early redemption under certain conditions.

  All other terms of the debentures will be in accordance with the terms authorized by the Board of Directors of Blue Square and previously announced on July 31, 2003.

The Board of Directors of Blue Square-Israel Ltd. declared today that a dividend in the amount of approximately US $66.1 million ($1.72 per ordinary share) will be paid on September 17, 2003 to shareholders of record as of September 3, 2003.

The Company will hold teleconferences in both Hebrew and English today, August 21, 2003, to review and discuss the results. The Hebrew conference call will be held at 13:30 Israel time (6:30 AM New York time). The access numbers are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the US or Canada is 888-273-9887, while the access number from outside the US and Canada is 612-332-0725.

Taped replays of all teleconferences will be available after the call for a period of five days. To access the replay of the Hebrew teleconference, please call 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. To access the replay of the English teleconferences, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada, and mention the access code 695112.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 162 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). For the three months ended June 30, 2003, the Israeli CPI decreased by 1.3%, while for the three months ended June 30, 2002, the CPI increased by 3.8%. For the six months ended June 30, 2003, the Israeli CPI decreased by 0.5%, while for the six months ended June 30, 2002, the CPI increased by 6.3%.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at June 30, 2003: US $1.00 equals NIS 4.312. The translation was made solely for the convenience of the reader.

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of June 2003

	December 31	June 30		Convenience translation June 30
	2002 NIS	2002 NIS	2003 NIS	2003 U.S.$

	(Audited)	(Unaudited)		(Unaudited)
	In thousands
ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,899	162,851	20,408	4,733
Trade receivables	524,796	561,231	554,088	128,499
Other accounts receivable	97,974	88,356	104,811	24,307
Inventories	334,924	308,260	297,018	68,882

	971,593	1,120,698	976,325	226,421

INVESTMENTS IN INVESTEE COMPANIES	2,942	3,250	3,033	703

FIXED ASSETS, NET	(*)2,193,866	(*)2,272,421	2,158,137	500,496

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	(*)109,512	(*)99,504	127,277	29,517

	3,277,913	3,495,873	3,264,772	757,137

(*) Reclassified

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of June 2003

	December 31	June 30		Convenience translation June 30
	2002 NIS	2002 NIS	2003 NIS	2003 U.S.$

	(Audited)	(Unaudited)		(Unaudited)
	In thousands
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term credit from banks	322,875	221,956	191,620	44,439
Trade payables	726,156	781,483	750,264	173,994
Other payables and accrued expenses	316,165	331,213	447,970	103,890

	1,365,196	1,334,652	1,389,854	322,323

LONG-TERM LIABILITIES
Long-term loans from banks	360,286	450,145	327,084	75,854
Deferred taxes	16,080	27,992	16,898	3,919
Accrued severance pay	23,996	28,045	28,365	6,578

	400,362	506,182	372,347	86,351

MINORITY INTEREST	154,220	155,803	156,932	36,394

SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares; Issued and
outstanding: 38,400,000 shares	52,849	52,849	52,849	12,256
Additional paid-in capital	751,365	751,365	751,365	174,250
Retained earnings:
Dividend declared after balance sheet date	-	-	285,000	66,095
Unappropriated	553,921	695,022	256,425	59,468

	1,358,135	1,499,236	1,345,639	312,069

	3,277,913	3,495,873	3,264,772	757,137

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Adjusted NIS of June 2003

	For the year ended December 31	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30
	2002 NIS	2002 NIS	2003 NIS	2002 NIS	2003 NIS	2003 U.S.$
	(Audited)	(Unaudited)				(Unaudited)
	In thousands (except share and per share data)
Sales	5,520,394	2,807,816	2,571,119	1,380,151	1,361,639	315,779
Cost of sales	4,030,177	(*)2,055,047	1,887,432	(*)1,017,727	1,009,289	234,065

Gross profit	1,490,217	752,769	683,687	362,424	352,350	81,714
Selling, general, and
administrative expenses	1,268,141	(*)632,159	600,868	(*)312,487	301,135	69,837

Operating income	222,076	120,610	82,881	49,937	51,215	11,877
Financing income (expenses),
net	16,123	30,836	(18,979)	19,582	(19,115)	(4,435)

	238,199	151,446	63,902	69,519	32,100	7,442
Amortization of goodwill	5,351	2,664	2,735	1,340	1,299	301
Other expenses, net	176,436	5,171	71,224	2,712	69,850	16,199

Income (loss) before taxes
on income	56,412	143,611	(10,057)	65,467	(39,049)	(9,058)
Taxes on income (tax benefit)	42,666	54,850	(1,909)	24,840	(11,819)	2,741

Income (loss) after taxes on
income	13,746	88,761	(8,148)	40,627	(27,230)	(6,317)
Equity in net earnings (losses)
of affiliates	(368)	(88)	68	-	(11)	(3)
Minority interest	(6,036)	(7,698)	(4,416)	(2,137)	(1,130)	(262)

Net income (loss)	7,342	80,975	(12,496)	38,490	(28,371)	(6,582)

Ordinary Share or ADS	0.19	2.11	(0.33)	1.00	(0.74)	(0.17)

Weighted average number of
shares or ADS outstanding
during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

(*)Reclassified.

BLUE SQUARE — ISRAEL LTD.
SELECTED OPERATING DATA
In Adjusted NIS of June 2003

	For the six months ended June 30			For the three months ended June 30			Convenience translation for the three months ended June 30
	2003 NIS	2002 NIS		2003 NIS	2002 NIS		2003 U.S.$
	(Unaudited)			(Unaudited)			(Unaudited)
Sales (in millions)	2,571	2,808		1,362	1,380		316
Operating income (in millions)	83	121		51	50		12
Number of stores at end of period	162	173		162	173		NA
Stores opened during the period	1	4		1	2		NA
Stores closed during the period	12	2		6	0		NA
Total square meters at end of period	281,800	280,600		281,800	280,600		NA
Square meters added (closed)							NA
during the period	(10,800)	1,500		(2,200)	1,600
Same store sales	(13.9% )	(9.4%	)	(7.2% )	(13.6%	)	NA
Sales per square meter (in thousands)	9,026	10,131		4,789	4,991		1,108
Sales per employee (in thousands)	378	380		200	188		46
EBITDA (in millions)	153	196		85	87		20
EBITDA margin	6.0%	7.0%		6.2%	6.3%		NA